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Exhibit 99.1

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Giuseppe Rolando SAES Getters S.p.A. Group Chief Financial Officer Tel +39 02 93178 203 Fax +39 02 93178 250 E-mail: giuseppe_rolando@saes-group.com	Gianna La Rana SAES Getters S.p.A. Investor Relations Manager Tel +39 02 93178 273 Fax +39 02 93178 370 E-mail: gianna_la_rana@saes-group.com	[SAES GETTERS LOGO]

SAES GETTERS REPORTS THIRD QUARTER RESULTS AND A RATIONALIZATION IN THE INTERNATIONAL SALES AND CUSTOMER SERVICE STRUCTURE

        (October 29, 2002, Milan—Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that for the third quarter ended September 30, 2002, consolidated net sales were €35 million compared to €34.7 million in the year-ago period. Consolidated net income increased to €2.4 million from €1.1 million in the year-ago period.

        Net income per Ordinary Share and Savings Share was €0.1051 for the third quarter of 2002, compared to €0.0486 in the year-ago period.

        Following the previous reorganizations, as a part of its ongoing efforts to reduce costs and recover profitability, the Company announced a further rationalization regarding the international sales and customer service structure of the Equipment Aggregate. The program foresees the net reduction by approximately 20 people, enabling cost savings, estimated at approximately €1.4 million per year. The one-time charge, appraised at around €0.8 million, will be charged during the last quarter of the current year.

        "We are satisfied with the improvement in consolidated operating and net results compared to the third quarter of 2001. Particularly, the Components Aggregate realized an excellent performance in terms both of sales and operating margin. On the other hand, results of the Equipment Aggregate were quite disappointing, due to the persistence of the semiconductor industry downturn" said Mr. Paolo della Porta, Chief Executive Officer of the Saes Getters Group. "The rationalization of the international sales and customer service organization, together with the previous restructuring plans, further allows a recovery in profitability, improving the value of our know how and R&D" Mr. della Porta added. "We are confident on the outlook of the Components Aggregate for the near future. Nevertheless the low visibility still compels us to remain cautious regarding the Equipment Aggregate forecasts".

  Components Aggregate

          Consolidated revenues of the Components Aggregate, representing 77.5% of total consolidated sales, increased by 24.6% to €27.1 million in the third quarter of 2002.

          In particular, net sales of the Display Devices Business Area grew by 17.3% to €15.1 million compared to €12.9 million in the same period one year-ago. The increase is due to the growth of the cathode ray tube market.

          Revenues of the Light Sources Business Area were €7.3 million in the third quarter 2002, reflecting an increase of 43.6% compared to the same period in 2001. The rise is due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays.

          Revenues from the Electronic Devices & Flat Panels Business Area were €3.3 million, compared to €2.8 million of the same period of 2001, reflecting an increase of 17.7% thanks to greater sales of porous getters for special applications.

          Net sales of the Vacuum Systems & Thermal Insulation Business Area increased by 39.6% to €1.5 million, compared to €1 million in the same period of the previous year, mainly thanks to increased sales of getters for thermal insulation.

          Gross profit for the Components Aggregate increased to €14.1 million in the third quarter of 2002 from €10.6 million in the same period of 2001.

          Operating income for the Components Aggregate grew to €7.6 million in the third quarter of 2002 from €3.9 million in the corresponding quarter of 2001, thanks to increased sales and a more favorable sales mix.

  Equipment Aggregate

          Consolidated revenues of the Equipment Aggregate, representing 22.4% of total consolidated sales, were €7.8 million in the third quarter of 2002 compared to €12.8 million in the year-ago period, reflecting a decrease of 39%.

          Net sales of the Pure Gas Technologies Business Area decreased by 41.4% to €3.3 million in the third quarter of 2002, compared to €5.6 million in the same period of 2001. The persistence of the semiconductor market downturn and the consequent shrinkage in the investment activity, particularly in the construction of new fabs, negatively affected Group's sales.

          Revenues of the Analytical Technologies Business Area decreased by 12.7% to €3 million in the third quarter of 2002, compared to €3.5 million in the correspondent period of 2001. The decline in sales was due to the semiconductor market downturn.

          Net sales of the Facilities Technologies Business Area decreased by 59.8% to €1.5 million from €3.8 million in the year-ago period. The drop was due to the above mentioned downturn of the semiconductor market.

          Gross profit for the Equipment Aggregate was €1.2 million in the third quarter of 2002 compared to €4.8 million in the corresponding period of 2001.

          Operating loss for the Equipment Aggregate in the third quarter of 2002 was €4.4 million, compared to an operating loss of €2.4 million in the year-ago period. The drop is mainly due to the decrease in sales.

        Consolidated gross profit was €15.3 million in the third quarter 2002, basically stable compared to €15.4 million in the same quarter of 2001.

        Total operating expenses decreased to €12.1 million from €13.9 million in the third quarter of 2001, also thanks to the previously announced restructuring plans.

        Consolidated operating income increased to €3.2 million in the three months ended September 30, 2002 from €1.5 million in the year-ago period. The R.O.S. (Return on Sales) ratio grew to 9.2% in the third period of 2002 from 4.4% in the same quarter of 2001. The rise is mainly due to the greater contribution of the Components Aggregate to the consolidated result.

        Income taxes were €1.6 million in the three months ended September 30, 2002, compared to €0.3 million in the three months ended September 30, 2001. As a percentage of income before taxes, income taxes increased to 39.9% in the third quarter of 2002 from 21.1% in the third quarter of 2001, because of higher profits from Group Companies subject to a higher taxation.

        The Group's net financial position increased to €50.6 million as of September 30, 2002, from €46.7 million as of June 30, 2002, thanks to increased cash provided by operating activities.

Nine months results

        Consolidated net sales for the nine months ended September 30, 2002 were €105.7 million, compared to €123.9 million in the year-ago period.

        Consolidated net income was €6.2 million in the first nine months of 2002, with respect to €13.5 million in the same period of the previous year.

        Net income per Ordinary Share and Savings Share was €0.2612 and €0.2768 respectively, compared to €0.5682 and €0.5838 for the corresponding period of 2001.

        The gross margin was 43.7% of net sales in the first nine months of 2002, compared to 46.6% in the same period of 2001.

        The R.O.S. ratio for the nine months ended September 30, 2002 was 7.5% compared to 12.3% in the year-ago period.

        SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

        In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".

        For more information, visit the Company's website at http://www.saesgetters.com.

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

—tables to follow—

Saes Getters S.p.A. and Subsidiaries—Unaudited Consolidated Net Sales per Business Area
Thousands of Euro (except %)

Business Area	2002 3rd qr.	2001 3rd qr.	total difference (%)	price qty effect (%)	exchange rate effect (%)
Display Devices	15,106	12,874	17.3%	20.3%	-3.0%
Light Sources	7,281	5,071	43.6%	48.2%	-4.6%
Electronic Devices & Flat Panels	3,273	2,780	17.7%	20.6%	-2.9%
Vacuum Systems & Thermal Insulation	1,457	1,044	39.6%	44.0%	-4.4%

Subtotal Components	27,117	21,769	24.6%	28.1%	-3.5%

Pure Gas Technologies	3,268	5,575	-41.4%	-38.2%	-3.2%
Analytical Technologies	3,032	3,472	-12.7%	-9.5%	-3.2%
Facilities Technologies	1,526	3,793	-59.8%	-57.6%	-2.2%

Subtotal Equipment	7,826	12,840	-39.0%	-36.1%	-2.9%

Other	58	48	20.8%	20.8%	0.0%

Total Net Sales	35,001	34,657	1.0%	4.4%	-3.4%

Index:

Display Devices	Barium getters for cathode ray tubes
Light Sources	Products used in discharge lamps and fluorescent lamps
Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays
Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices
Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries
Analytical Technologies	Trace gas analyzers for semiconductor and other industries
Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries—Unaudited Consolidated Net Sales by Geographic Location of Customer
Thousands of Euro

	2002 3rd qr.	2001 3rd qr.
Italy	433	286
Other EU	4,634	5,568
Other European countries	854	633
North America	6,983	10,169
Japan	5,602	4,351
Asia (excluding Japan)	15,851	13,004
Rest of the World	644	646

Total Net Sales	35,001	34,657

Saes Getters S.p.A. and Subsidiaries—Unaudited Consolidated Income Statement
Thousands of Euro

Three months ended September 30	2002	2001
Total net sales	35,001	34,657

Cost of sales	19,684	19,236

Gross profit	15,317	15,421

R & D expenses	3,146	3,093
Selling expenses	4,782	5,389
G&A expenses	4,168	5,421
Total operating expenses	12,096	13,903

Operating income	3,221	1,518

Interest and other financial income, net	346	238
Foreign exchange gains (losses), net	801	(385)
Other income (expenses), net	(316)	78

Income before taxes	4,052	1,449

Income taxes	1,615	306

Net income	2,437	1,143

Thousands of Euro

Nine months ended September 30	2002	2001
Total net sales	105,731	123,922

Cost of sales	59,558	66,128

Gross profit	46,173	57,794

R & D expenses	9,880	9,098
Selling expenses	14,829	17,021
G&A expenses	13,486	16,393
Total operating expenses	38,195	42,512

Operating income	7,978	15,282

Interest and other financial income, net	993	1,122
Foreign exchange gains (losses), net	486	2,581
Other income (expenses), net	(396)	309

Income before taxes	9,061	19,294

Income taxes	2,824	5,792

Net income	6,237	13,502

Saes Getters S.p.A. and Subsidiaries—Unaudited Consolidated Income per Share
Euro

	2002 3rd qr.	2001 3rd qr.
Net Income per Ordinary Share	0.1051	0.0486
Net Income per Savings Share	0.1051	0.0486

Saes Getters S.p.A. and Subsidiaries—Consolidated Balance Sheets
Thousands of Euro

	Sep 30, 2002 (Unaudited)	Dec 31, 2001
Current assets *	153,820	161,685
Property, plant and equipment, net	69,385	67,756
Intangible assets, net	14,753	17,114
Investments and other financial assets	1,161	1,587

Total Assets	239,119	248,142

Current liabilities	55,034	58,389
Long-term liabilities	11,448	12,293
Shareholders' equity	172,637	177,460

Total Liabilities and Shareholders' Equity	239,119	248,142

        * Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries—Consolidated Net Financial Position
Thousands of Euro

	Sep 30, 2002 (Unaudited)	Jun 30, 2002 (Limited audit)	Dec 31, 2001
Financial assets
Cash and banks	76,069	67,825	70,546
Short term investments	4,787	7,587	10,457
Total current assets	80,856	75,412	81,003
Total long term assets	0	0	0

Total financial assets	80,856	75,412	81,003

Financial liabilities
Bank overdraft	27,351	25,964	30,617
Current portion of long term debt	1,577	50	914
Total current liabilities	28,928	26,014	31,531

Long term debt, net of current portion	1,330	2,699	2,666
Total long term liabilities	1,330	2,699	2,666
Total financial liabilities	30,258	28,713	34,197

Net financial position	50,598	46,699	46,806

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  Exhibit 99.1